

February 26, 2019

Harvey Beker
Co-Chairman
GLOBAL MACRO TRUST
c/o Millburn Ridgefield Corporation
1270 Avenue of the Americas, 11th Floor
New York, NY 10020

> **Re: GLOBAL MACRO TRUST**
> **Registration Statement on Form S-1**
> **Filed February 13, 2019**
> **File No. 333-229651**

Dear Mr. Beker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities